Filed by Sanofi-Synthélabo
Pursuant to Rule 165 and Rule 425(a) under the United States Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2(b)(2) of the
United States Securities Exchange Act of 1934, as amended

Subject Company: Aventis
Commission File No. 001-10378
Date: February 17, 2004

     On February 16, 2004, Sanofi-Synthelabo issued the following press release.

     In connection with the proposed acquisition of Aventis, Sanofi-Synthélabo has filed with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4 (File no: 333-112314), which includes a preliminary prospectus and related exchange offer materials, to register the Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located. At the appropriate time, Sanofi-Synthélabo will file a Statement on Schedule TO with the SEC. Investors and holders of Aventis securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus and the Statement on Schedule TO (when available), and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Aventis securities may obtain free copies of the registration statement, the preliminary prospectus and related exchange offer materials, and the final prospectus and Statement on Schedule TO (when available), as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at the appropriate time on how to obtain transaction-related documents for free from Sanofi-Synthélabo or its duly designated agent.

* * * *

Relations Investisseurs	Paris, le 16 février 2004

EXCELLENTES PERFORMANCES 2003

➢	AUGMENTATION DE L’ACTIVITE : +15,6% A DONNEES COMPARABLES

➢	CROISSANCE DU BNPA* 2003 : + 21,5%

➢	RESULTATS DE R&D TRES FAVORABLES

*Bénéfice net par action avant éléments exceptionnels et amortissement des écarts d’acquisition

EXERCICE 2003
➢	Forte croissance de l’activité :
•	Chiffre d’affaires consolidé : 8 048 millions d’euros, +15,6% à données comparables[1] et + 8,1% à données publiées
•	Ventes développées[1] : +20,4% (à données comparables) à 10 560 millions d’euros
➢	Amélioration de 0,8 point du taux de marge brute à 82,3% (+ 2 points à taux de change 2002).
➢	Augmentation de +8,0% de l’effort de R&D (+ 14,7% à taux de change 2002).
➢	Croissance du résultat opérationnel de +17,6% (+34,4% à taux de change 2002).
➢	Progression du résultat net part du groupe[2] de +17,7% à 2 069 millions d’euros (+31,2% à taux de change 2002).
➢	Croissance du BNPA[2] de +21,5% à 2,94 euros (+35,5% à taux de change 2002).

NOUVEAUX RESULTATS DE R&D TRES FAVORABLES
➢	Résultats très positifs d’études de phase III sur des molécules majeures : rimonabant, dronédarone et Ambien® CR (zolpidem MR)
➢	Résultats favorables de phase II b concernant saredutant (dépression) et le SR 121463 (aquarétique).

PERSPECTIVES 2004

Le Président Jean-François Dehecq a déclaré que sauf évènements adverses majeurs et à périmètre actuel, les perspectives de croissance 2004 sont fortes:
➢	Chiffre d’affaires consolidé : croissance à données comparables du même ordre qu’en 2003
➢	BNPA[2] : Progression de l’ordre de 15%, à la parité 1 euro pour 1,25 dollar, tout en accélérant les dépenses de R&D

ANNONCE LE 26 JANVIER 2004 D’UNE OFFRE PUBLIQUE SUR LES ACTIONS AVENTIS
➢	Visa AMF obtenu le 12 février 2004 sous le numéro 040090

En vertu de l’article 7 du Règlement COB n°2002.04, le présent communiqué a été transmis à l’Autorité des Marchés Financiers avant sa diffusion.

[1]	voir notes explicatives
[2]	avant éléments exceptionnels et amortissements des écarts d’acquisition

1/11

Les comptes consolidés du groupe pour l’exercice 2003 ont été examinés par le comité d’audit dans sa séance du 12 février 2004 et arrêtés par le conseil d’administration réuni le 13 février 2004. Les commissaires aux comptes émettront une opinion sans réserve sur les états financiers consolidés de l’exercice clos le 31 décembre 2003.

Sanofi-Synthélabo a réalisé en 2003 un chiffre d’affaires consolidé de 8 048 millions d’euros, en croissance de +15,6% à données comparables3 (+8,1% à données publiées). L’effet lié aux variations monétaires est défavorable de -7,2 points et provient pour plus de la moitié de la baisse du dollar américain et pour le solde de celle de certaines devises d’Amérique Latine et d’Asie. L’impact des changements de périmètre de consolidation est défavorable de -0,3 point.

•
La marge brute du groupe atteint 6 620 millions d’euros en croissance de +9,1%. Le taux de marge brute rapporté au chiffre d’affaires a poursuivi sa progression, passant de 81,5% à 82,3% en 2003, soit une amélioration de 0,8 point. Cette amélioration provient du mix produit, de la productivité et de l’augmentation des redevances sur Plavix® et Avapro®. A taux de change 2002, le taux de marge brute aurait progressé de 2 points à 83,5%.

•
Les frais de recherche et développement ont augmenté de +8,0% à 1 316 millions d’euros, représentant 16,4% du chiffre d’affaires. A taux de change 2002, la progression des frais de recherche et développement aurait été de +14,7%. Cette croissance provient pour l’essentiel des grands programmes d’essais cliniques sur les produits déjà commercialisés Plavix®, Aprovel®/Avapro® et sur les molécules en phase III rimonabant, Ambien® CR (zolpidem MR), dronédarone, idraparinux, tirapazamine, SR 57667, xaliprodène...

•
Les frais commerciaux et généraux ont atteint 2 477 millions d’euros, en croissance de +2,0%. A taux de change 2002, la progression des frais commerciaux et généraux aurait été de +9,2%. Cette augmentation provient essentiellement d’un renforcement de l’effort marketing aux Etats-Unis, afin d’accompagner la forte croissance de nos produits phares et préparer le lancement d’Uroxatral® et de la poursuite de l’effort en Europe.

•
Les autres produits et charges, constitués principalement des rétrocessions sur les opérations conduites avec Bristol-Myers Squibb, représentent un profit de 248 millions d’euros contre 190 millions d’euros en 2002, soit une croissance de +30,5%. En 2003, la quote-part de résultat généré par Plavix® et Avapro® en Amérique du Nord (revenant à Sanofi-Synthélabo), territoire géré par Bristol-Myers Squibb, a atteint 436 millions d’euros contre 348 millions d’euros en 2002. A l’inverse, les rétrocessions à Bristol-Myers Squibb concernant le territoire géré par Sanofi-Synthélabo ont atteint 173 millions d’euros contre 142 millions d’euros en 2002.

[3]	voir notes explicatives

2/11

•
Le résultat opérationnel s’établit à 3 075 millions d’euros, en progression de +17,6%. Le taux de marge opérationnelle du groupe progresse de plus de 3 points et atteint 38,2% contre 35,1% en 2002. A taux de change 2002, la croissance du résultat opérationnel aurait été de +34,4%. En tenant compte des couvertures de change, la progression du résultat opérationnel est de +19,4%.

•
Le résultat financier atteint 155 millions d’euros contre 85 millions en 2002. La réduction de la trésorerie moyenne placée du groupe liée au plan de rachat d’actions initié en 2002 et la baisse des taux de placement, a entraîné une baisse des produits financiers. En revanche, le résultat financier a bénéficié d’un résultat de change positif de 103 millions d’euros (48 millions d’euros en 2002) et d’une reprise de provisions de 2 millions d’euros constatée sur les actions auto-détenues allouées aux plans de stock-options (contre une dotation de 46 millions d’euros constatée en 2002).

•
Les impôts sur les résultats atteignent 1 058 millions d’euros contre 746 millions en 2002, le taux d’imposition du groupe atteignant 33,9% contre 28,9% en 2002. Ce taux était anormalement bas en 2002, en raison de reprises de provisions et de l’absence d’imposition de la quote-part de résultat de Lorex reversée à Pharmacia.

•
La part des actionnaires minoritaires atteint 3 millions d’euros contre 87 millions d’euros en 2002. En 2002, la part des actionnaires minoritaires représentait essentiellement la quote-part de résultat de la joint venture Lorex revenant à Pharmacia au titre de la période comprise entre le 1er janvier 2002 et le 16 avril 2002 (date de rachat par Sanofi-Synthélabo des 51% détenus par Pharmacia dans Lorex).

•
Le résultat net part du groupe atteint 2 076 millions en croissance de +18,0%. A taux de change 2002, cette progression aurait été de +31,6%. Le bénéfice net part du groupe par action s’établit à 2,95 euros contre 2,42 euros, soit une progression de 21,9%. A taux de change 2002, cette progression aurait été de +36,0%. La différence entre la croissance du résultat net part du groupe et celle du bénéfice net par action est essentiellement liée aux rachats d’actions initiés en 2002. Le nombre moyen d’actions utilisé en 2003 afin de déterminer le bénéfice net par action est de 702,75 millions contre 727,69 millions en 2002.

•
Le résultat net part du groupe avant éléments exceptionnels et amortissement des écarts d’acquisition s’est élevé à 2 069 millions d’euros, en croissance de +17,7%. A taux de change 2002, cette progression aurait été de +31,2%.

•
Le bénéfice net part du groupe par action avant éléments exceptionnels et amortissement des écarts d’acquisition s’établit à 2,94 euros contre 2,42 euros en 2002, soit une progression de +21,5%. A taux de change 2002, cette progression aurait été de +35,5%. La performance de +21,5% est supérieure à

3/11

la perspective[4] de croissance du BNPA[5] 2003 annoncée par le groupe en septembre 2003.

Les flux liés à l’exploitation progressent de +35% à 2 266 millions d’euros. L’année 2002 avait enregistré des décaissements d’impôts importants. Les investissements de l’exercice s’élèvent à 380 millions d’euros contre 1 435 millions d’euros en 2002 (ceux-ci comprenaient notamment l’acquisition de la participation de 51% détenue par Pharmacia dans Lorex).

La mise en oeuvre des programmes de rachat d’actions autorisés par les assemblées générales du 22 mai 2002 et 19 mai 2003 s’est traduit par l’achat en 2003 de 20,1 millions d’actions, acquises en fonction des situations de marché, pour un montant de 1 017 millions d’euros. Au 31 décembre 2003, le groupe détenait au titre des programmes de rachat d’actions entrepris depuis 2002, 36,6 millions d’actions, acquises en fonction des situations de marché, pour un montant total de 1 980 millions d’euros et correspondant à 4,99% du capital.

L’exercice se solde par une variation positive de la trésorerie de 300 millions d’euros contre une variation négative de 1 340 millions d’euros en 2002.

La trésorerie nette positive au bilan du 31 décembre 2003 s’établit à 3 010 millions d’euros (contre 2 672 millions d’euros au 31 décembre 2002), en tenant compte des actions auto-détenues pour les plans de stock-options pour un montant de 613 millions d’euros.

Le conseil d’administration réuni le 13 février a décidé de proposer à l’assemblée générale de fixer le dividende à 1,02 euro par action, soit une progression de +21,5% sur l’exercice précédent (0,84 euro par action en 2002). Ce dividende devrait être mis en paiement le 3 juin 2004. Si toutefois l’offre n’était pas clôturée à cette date, le conseil ferait en sorte qu’un acompte sur dividende de 0,97 euro par action puisse être payé le 3 juin 2004, le solde serait réglé à la clôture de l’offre.

NOUVEAUX RESULTATS DE R&D TRES FAVORABLES

Des résultats de phase III très favorables concernant:
•
Rimonabant dans le sevrage tabagique (étude STRATUS US) et chez les patients obèses et dyslipidémiques (étude RIO-Lipides). Le programme de phases III de rimonabant se terminera à la fin de 2004. Si les résultats des études de phase III à venir confirment les résultats qui viennent d’être annoncés, cette molécule visant des risques de santé majeurs, pourrait s’inscrire comme un très grand
« blockbuster ».

[4]	croissance proche de +20% du BNPA avant éléments exceptionnels et amortissements des écarts d’acquisition au taux moyen annuel de 1,10 dollar pour 1 euro, ce qui correspond à +19% à un taux de 1 euro pour 1,13 dollar.
[5]	avant éléments exceptionnels et amortissements des écarts d’acquisition

4/11

•
Dronédarone dans la fibrillation auriculaire (études EURIDIS et ADONIS). Ces deux études pivotales montrent que dronédarone est un anti-arythmique dont le ratio bénéfice/risque est favorable (notamment absence d’effet pro-arythmique).

•
Ambien® CR (Zolpidem MR) qui confirme ses qualités dans l’induction, la maintenance et la durée du sommeil (étude ZOLADULT). Le dépôt du dossier d’Ambien® CR sera effectué comme prévu au second trimestre 2004.

Des résultats très favorables de phase IIb concernant :
•
Saredutant dans la dépression. Ces résultats favorables devraient permettre l’entrée de saredutant en phase III en 2004, ce qui constituerait, après le SR58611, le deuxième produit en phase III du groupe dans la dépression.

•
SR 121463 (aquarétique) dans le syndrome de sécrétion inappropriée de l’hormone anti-diurétique (SIADH). Les résultats favorables de phase IIb devraient permettre à cette molécule d’entrer en phase III en 2004 dans cette indication.

En revanche, tirapazamine qui poursuit son développement dans le cancer de la tête et du cou, a été arrêté dans le cancer du poumon non à petites cellules.

PERSPECTIVES 2004

Le Président Jean-François Dehecq a déclaré :
« Sanofi-Synthélabo devrait connaître en 2004 à périmètre actuel6 et sauf événements adverses majeurs :
-	Une croissance à données comparables de son chiffre d’affaires consolidé du même ordre de grandeur que celle enregistrée en 2003,
-
Tout en accélérant les dépenses de recherche et développement et à la parité de 1 euro pour 1,25 dollar, une croissance du bénéfice net par action avant éléments exceptionnels et amortissement des écarts d’acquisition de l’ordre de 15% ». Il a par ailleurs précisé que la sensibilité de ce taux de croissance à la variation du dollar est de 1,2% pour 3 cents.

[6]	en intégrant l’accord avec Organon du 7 janvier 2004 dans le but d’acquérir tous les droits d’Organon relatifs à Arixtra, idraparinux et d’autres oligosaccharides

5/11

                                         Comptes de résultats consolidés de Sanofi-Synthélabo

En millions d’euros	2003	2002	Variation

Chiffre d’affaires	8 048	7 448	+8,1%
Coût de revient des ventes	(1 428)	(1 378)	+3,6%
Marge brute	6 620	6 070	+9,1%
Frais de recherche et développement	(1 316)	(1 218)	+8,0%
Frais commerciaux et généraux	(2 477)	(2 428)	+2,0%
Autres produits et charges	248	190	+30,5%
Résultat opérationnel	3 075	2 614	+17,6%
Incorporels (amortissements et provisions)	(129)	(129)	—
Résultat financier	155	85	+82,4%
Charges et produits exceptionnels	24	10	—
Impôts sur les résultats	(1 058)	(746)	+41,8%
Résultat des équivalences	20	20	—
Amortissements des écarts d’acquisitions	(8)	(8)	—
Part des actionnaires minoritaires	(3)	(87)	—
Résultat net part du groupe	2 076	1 759	+18,0%
Charges et produits exceptionnels et amortissement des écarts d’acquisition nets d’impôts — Part du groupe	(7)	(1)	—
Résultat net part du groupe avant éléments exceptionnels et écarts d’acquisition	2 069	1 758	+17,7%
Nombre moyen d’actions en circulation	702 745 208	727 686 372	—
Résultat net par action part du groupe, (avant éléments exceptionnels et amortissement des écarts d’acquisition) en euro	2,94	2,42	+21,5%
Résultat net par action part du groupe en euro	2,95	2,42	+21,9%

6/11

                 Bilans consolidés simplifiés de Sanofi-Synthélabo

En millions d'euros
ACTIF	31/12/03	31/12/02	PASSIF	31/12/03	31/12/02

Immobilisations	2 712	2 899	Capitaux propres	6 323	6 035
Impôts différés	472	484	Intérêts minoritaires	18	17
Stocks, clients et autres	3 187	2 988	Autres passifs à long terme	763	796
Disponibilités, placements et dépôts à court terme	3 378	3 088	Fournisseurs et autres	2 277	2 195
			Dettes financières	368	416
Total de l’actif	9 749	9 459	Total du passif	9 749	9 459

              Tableau simplifié des flux de trésorerie consolidés de Sanofi-Synthélabo

En millions d'euros	31/12/03	31/12/02

Marge brute d’autofinancement	2 428	2 260
Variation du besoin en fonds de roulement	(163)	(584)
Flux liés à l’exploitation	2 265	1 676
Investissements	(381)	(1 435)
Cessions d’actifs et divers	31	26
Flux liés aux investissements	(350)	(1 409)
Variation des emprunts financiers et divers	(30)	39
Dividendes versés	(582)	(476)
Achat d’actions propres	(1 003)	(1 170)
Flux liés aux opérations de financement	(1 615)	(1 607)
Variation de la trésorerie	300	(1 340)

7/11

Chiffre d’affaires consolidé 2003 par zone géographique

				Evolution
		2002	2002	à données	Evolution
Millions d’euros	2003	Comparable	Publié	comparables	à données publiées

Europe	4 693	4249	4304	+10,4%	+9,0%
Etats-Unis	1 912	1439	1689	+32,9%	+13,2%
Autres pays	1 443	1276	1455	+13,1%	-0,8%
Total	8 048	6964	7448	+15,6%	+8,1%

Chiffre d’affaires consolidé 2003 des 10 principaux médicaments

				Evolution	Evolution
		2002	2002	à données	à données
Millions d’euros	2003	Comparable	Publié	comparables	publiées

Stilnox®/Ambien®	1 345	1218	1424	+10,4%	-5,5%
Plavix®	1 325	964	987	+37,4%	+34,2%
Eloxatine®	824	365	389	+125,8%	+111,8%
Aprovel®	683	549	562	+24,4%	+21,5%
Fraxiparine®	319	314	324	+1,6%	-1,5%
Dépakine®	277	258	267	+7,4%	+3,7%
Xatral®	222	178	182	+24,7%	+22,0%
Solian®	148	133	135	+11,3%	+9,6%
Cordarone®	146	154	162	-5,2%	-9,9%
Tildiem®	131	138	141	-5,1%	-7,1%
Total	5 420	4271	4572	+26,9%	+18,5%

8/11

Notes explicatives :

Sauf indications contraires, tous les chiffres figurant dans ce communiqué de presse sont en normes comptables françaises.

Dans ce communiqué de presse, il est fait référence aux ventes historiques par les termes « chiffre d’affaires publié ». En plus du chiffre d’affaires publié, il est également fait référence à deux autres indicateurs, non comptables, jugés utiles pour expliquer les variations :

Chiffre d’affaires comparable : Lorsqu’il est fait référence aux variations du chiffre d’affaires à données comparables, cela signifie que l’impact des variations de taux de change et des variations de périmètre (acquisitions ou cessions de participations dans une société, acquisitions ou cessions de droits sur des produits, changement de méthode de consolidation) a été exclu.

L’impact des taux de change est éliminé en recalculant les ventes de l’exercice précédent sur la base des taux de change utilisés pour l’ exercice considéré.

L’effet des changements de périmètre est corrigé en retraitant les ventes de l’exercice antérieur de la manière suivante :

-	en ajoutant la partie des ventes provenant de l’entité ou des droits acquis en tenant compte de la durée de détention de ceux-ci; cette portion des ventes est calculée sur la base des données historiques communiquées par le cédant,
-	de même, lorsqu’une entité ou des droits sur un produit sont cédés, les ventes pour la partie en question sur l’exercice antérieur sont éliminées,
-	lors de changement de méthode de consolidation, l’exercice antérieur est retraité selon la méthode de consolidation retenue pour l’exercice en cours.

Tableau de passage du chiffre d’affaires publié 2002 au chiffre d’affaires comparable 2002

En millions d’euros

Chiffre d’affaires publié 2002	7 448
Impact changement de périmètre	-24
Impact écart de conversion	-460
Chiffre d’affaires comparable 2002	6 964

Les ventes développées comprennent les ventes consolidées par Sanofi-Synthélabo, diminuées des ventes de produits aux partenaires, et les ventes non consolidées réalisées par nos partenaires au sein des accords avec Bristol-Myers Squibb sur Plavix®/Iscover® (clopidogrel) et Aprovel®/Avapro®/Karvea® (irbesartan), avec Fujisawa sur Stilnox®/Myslee® (zolpidem), et avec Organon sur Arixtra® (fondaparinux) telles qu’elles nous ont été communiquées par nos partenaires.
Les ventes développées sont un indicateur utile car elles montrent les tendances de la présence globale des produits Sanofi-Synthélabo sur le marché mondial.

Tableau de passage du chiffre d’affaires consolidé 2003 aux ventes développées 2003

En millions d’euros

Chiffres d’affaires consolidé 2003	8 048
Ventes Plavix®/Iscover® non consolidées diminuées des ventes de produit à Bristol-Myers Squibb	+1900
Ventes Aprovel®/Avapro® /Karvea® non consolidées	+572
Ventes Stilnox®/ Myslee® non consolidées	+36
Ventes Arixtra® non consolidées	+5
Ventes développées 2003	10 560

Résultat net part du groupe avant éléments exceptionnels et amortissements des écarts d’acquisition: le résultat net part du groupe avant éléments exceptionnels et amortissements des écarts d’acquisition est un indicateur financier spécifique que nous définissons comme le résultat net retraité des éléments exceptionnels et des amortissements des écarts d’acquisition nets d’impôts, part du groupe. Cet indicateur financier spécifique vient en complément de l’indicateur comptable résultat net part du groupe (qui inclut les éléments exceptionnels et les amortissements des écarts d’acquisition qui sont sans impact de trésorerie) car nous estimons que cet indicateur mesure de manière plus pertinente la performance de nos activités. De plus, nous utilisons cet indicateur pour évaluer notre performance financière et permettre sa comparaison d’une période à l’autre.

Résultat net par action (BNPA) part du groupe avant éléments exceptionnels et amortissements des écarts d’acquisition. Le BNPA avant éléments exceptionnels et amortissements des écarts d’acquisition est un indicateur financier spécifique que nous définissons comme le résultat net part du groupe avant éléments exceptionnels et amortissements des écarts acquisition divisé par la moyenne pondérée du nombre d’actions en circulation durant la période considérée retraitée au prorata temporis de leur date d’acquisition du nombre de titres Sanofi-Synthélabo auto-détenu par le groupe.

9/11

Information complémentaire

Pour les besoins de l’acquisition envisagée d’Aventis, Sanofi-Synthélabo a déposé un document d’offre américain (registration statement on Form F-4) (sous le numéro 333-112314) auprès de la United States Securities and Exchange Commission (SEC), lequel comprend un prospectus préliminaire et des documents relatifs à l’offre d’échange, afin d’enregistrer les actions Sanofi-Synthélabo (y compris celles représentées par des ADS Sanofi-Synthélabo) qui seront émises en échange des actions Aventis détenues par les porteurs situés aux Etats-Unis d’Amérique ou des ADS détenus par les porteurs où qu’ils soient situés. Au moment opportun, Sanofi-Synthélabo déposera un Statement on Schedule TO auprès de la SEC. Il est fortement recommandé aux actionnaires Aventis de lire le document d’offre américain (registration statement) et le prospectus préliminaire, les documents d’offre d’échange y afférents, la version finale du prospectus et le Statement on Schedule TO (lorsqu’ils seront disponibles), tout autre document approprié déposé auprès de la SEC, ainsi que les avenants et les compléments à ces documents contenant des informations importantes. Les investisseurs et les actionnaires d’Aventis peuvent obtenir sans frais des exemplaires du document d’offre américain (registration statement), du prospectus préliminaire, d’autres documents relatifs à l’offre d’échange, de la version finale du prospectus et du Statement on Schedule TO (lorsqu’ils seront disponibles) ainsi que d’autres documents appropriés déposés auprès de la SEC, sur le site web de la SEC (www.sec.gov). Ils recevront, au moment opportun, des informations sur la manière d’obtenir, sans frais, les documents relatifs à l’opération par Sanofi-Synthélabo ou par son mandataire dûment désigné.

Sanofi-Synthélabo publiera en Allemagne, au moment opportun, un prospectus d’offre conformément au droit allemand, qui sera le seul document applicable dans le cadre de l’offre publique faite par Sanofi-Synthélabo aux actionnaires d’Aventis résidant en Allemagne. Toute décision d’apporter des actions Aventis en échange d’actions Sanofi-Synthélabo dans le cadre de l’offre allemande devrait être prise exclusivement au regard des termes et des conditions de l’offre allemande, une fois ouverte, ainsi qu’au regard des informations contenues dans le prospectus d’offre qui sera publié en Allemagne.

Ce document ne constitue ni une offre d’achat ou d’échange, ni une sollicitation d’une offre pour l’acquisition ou l’échange d’actions Aventis ou une offre de vente ou d’échange, ni une sollicitation d’une offre pour l’acquisition ou l’échange d’actions Sanofi-Synthélabo. Il ne constitue pas plus une offre de vente ou d’échange de titres dans un pays (y compris les Etats-Unis d’Amérique, l’Allemagne, l’Italie et le Japon) dans lequel une telle offre, sollicitation, vente ou échange est illégal. Sa diffusion peut, dans certains pays, faire l’objet de restrictions légales ou réglementaires. Par conséquent, les personnes qui l’obtiendraient doivent s’informer sur l’existence de telles restrictions et s’y conformer. Une sollicitation d’une offre pour l’acquisition des actions Sanofi-Synthélabo (y compris celles représentées par des ADS Sanofi-Synthélabo) faite aux Etats-Unis d’Amérique ne pourra être effectuée que sur la base du prospectus et des documents d’offre y afférents que Sanofi-Synthélabo a l’intention d’adresser aux porteurs de titres Aventis. Les actions Sanofi-Synthélabo (y compris celles représentées par des ADS Sanofi-Synthélabo) ne peuvent être cédées et les offres d’achat ne peuvent être acceptées, aux Etats-Unis d’Amérique, avant que le document d’offre américain n’ait reçu son visa. Aucune offre de titres ne peut être effectuée aux Etats-Unis d’Amérique sans prospectus conforme aux conditions énumérées dans la Section 10 du United States Securities Act of 1933, tel que modifié. En France, les actionnaires d’Aventis sont priés, en ce qui concerne l’offre, de se reporter à la note d’information ayant reçu le visa de l’Autorité des marchés financiers (AMF) numéro 04-0090 et qui est disponible sur le site web de l’AMF (www.amf-france.org) et sans frais auprès de : BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l’Arche, 75450 Paris Cedex 9.

Déclarations prospectives

Ce document contient des informations et des déclarations prospectives concernant Sanofi-Synthélabo. Ces déclarations ne constituent pas des faits historiques. Ces déclarations comprennent des projections financières et des estimations ainsi que les hypothèses sur lesquelles celles-ci reposent, des déclarations portant sur des projets, des objectifs et des attentes concernant des opérations, des produits et des services futurs ou les performances futures. Ces déclarations prospectives peuvent souvent être identifiées par les mots « s’attendre à », « anticiper », « croire », « planifier » ou « estimer », ainsi que par d’autres termes similaires. Bien que la direction de Sanofi-Synthélabo estime que ces déclarations prospectives sont raisonnables, les investisseurs sont alertés sur le fait que ces déclarations prospectives sont soumises à de nombreux risques et incertitudes, difficilement prévisibles et généralement en dehors du contrôle de Sanofi-Synthélabo, qui peuvent impliquer que les résultats et développements attendus diffèrent significativement de ceux qui sont exprimés, induits ou prévus dans les informations et déclarations prospectives. Les facteurs de risques suivants, entres autres risques et incertitudes décrits dans notre Form 20-F enregistré à la SEC le 25 juin 2003 et dans le document de référence enregistré à la Commission des Opérations de Bourse (désormais l’Autorité des Marchés Financiers) le 23 avril 2003, peuvent impliquer que les résultats diffèrent significativement de ceux décrits dans les déclarations prospectives : la réussite des programmes de recherche et de développement, la capacité de la société à défendre ses droits de propriété intellectuelle et les risques associés au remboursement des frais de santé et aux réformes sur les prix, en particulier aux Etats-Unis et en Europe. Sanofi-Synthélabo ne prend aucun engagement de publier des mises à jour ou des révisions de ses prévisions.

Les investisseurs et les propriétaires de valeurs mobilières émises par la société peuvent avoir accès gratuitement au document de référence et à tout autre document déposé ou enregistré par Sanofi-Synthélabo auprès de l’AMF sur le site web www.amf-france.org ainsi qu’au document “20F” et à tout autre document déposé auprès de la Securities and Exchange Commission américaine sur le site web www.sec.gov ou directement auprès de Sanofi-Synthélabo sur le site web www.sanofi-synthelabo.com.

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Deux réunions d’information sur les résultats 2003 se tiendront à l’attention des analystes financiers, des investisseurs institutionnels et des journalistes. Une copie des documents relatifs à cette présentation sera disponible sur le site www.sanofi-synthelabo.com

Réunion d’information à Paris

Date :	Lundi 16 février 2004 à 9h30 (heure de Paris)
Lieu :	Four Seasons Hotel George V 31, avenue Georges V 75008 PARIS

Cette présentation sera retransmise en direct en français et traduite simultanément en anglais sur notre site web : www.sanofi-synthelabo.com

Réunion d’information à Londres

Date :	Lundi 16 février 2004 à 15h30 (heure de Londres)
Lieu :	The Brewery Chiswell Street LONDON EC1Y 4SD

Cette présentation en anglais sera retransmise en direct sur notre site web : www.sanofi-synthelabo.com

Afin de fournir aux journalistes du domaine médical et de la santé toute information complémentaire qu’ils souhaiteraient obtenir et répondre à toutes les questions qu’ils pourraient avoir sur la présentation R&D faite par Gérard Le Fur, Directeur Général Délégué Vice-Président Exécutif Affaires Scientifiques, lors de la Réunion d’information à Paris, une réunion de presse avec des experts médicaux sera organisée à 12h00 à Paris et à 14h30 à Francfort le 16 février 2004.

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